Exhibit 99.1

February 24, 2016

INVESTOR

NEWS

Fresenius Medical Care reports

fourth quarter and full year 2015 results

•                  Targets for 2015 achieved: revenue + 11% constant currency, net income1,2 +2%

•                  3% dividend increase to be proposed at the Annual General Meeting

•                  Excellent organic growth and positive operating earnings development in North America

•                  Strong organic growth dynamic in Care Coordination activities, still in investment mode

•                  International performance furthermore impacted by currency fluctuations

•                  Result pushed by Global Efficiency Program lower costs for healthcare supplies

•                  2016 outlook in line with projection

Fourth quarter 2015 key figures:

Net revenue	$4,348 million	+1%/+5	% cc
Operating income (EBIT)	$662 million	0%
Operating income (EBIT) excluding special items[2]	$704 million	+5%
Net income[1]	$317 million	-6%
Net income excluding special items[1,2]	$347 million	+2%
Basic earnings per share	$1.04	-6%

Full year 2015 key figures:

Net revenue	$16,738 million	+6%/+11	% cc
Operating income (EBIT)	$2,327 million	+3%
Operating income (EBIT) excluding special items[2]	$2,388 million	+5%
Net income[1]	$1,029 million	-2%
Net income excluding special items[1,2]	$1,082 million	+2%
Basic earnings per share	$3.38	-2%

Dividend proposal:

Per share	€0.80	+3%

cc = at constant currency rate

Rice Powell, Chief Executive Officer of Fresenius Medical Care stated: “Our commitment to our patients continues to produce substantial results. After investing heavily in new business activities, 2015 was a year that focused on operational excellence. Strong market dynamics in our core dialysis markets had been supported by new operating profitability levels. In 2016 we even want to accelerate the value creation for all our shareholders. We delivered on revenue, net income guidance for 2015 and confirm our targets for 2016: strong revenue growth combined with even higher net income growth.”

1  attributable to shareholders of Fresenius Medical Care AG & Co. KGaA, ² excluding special items: divestiture of dialysis business in Venezuela, sale of the European marketing rights to Vifor and settlement costs for an agreement in principle for the GranuFlo® case in 2015 as well as closing of manufacturing plants in 2014

Fourth quarter 2015

Revenue

Net revenue for the fourth quarter of 2015 increased slightly by 1% to $4,348 million (+5% at constant currency) as compared to the fourth quarter of 2014. Organic revenue growth was 5%. Net Health Care revenue grew by 4% to $3,462 million (+7% at constant currency). The organic growth rate was 6%. After a very strong first half in the product business, the dialysis product revenue was down by 11% to $886 million. The company generated more than 70% of the product business in the three International segments which implied a strong currency headwind. On a constant currency basis, dialysis product revenue decreased by 2%.

North America revenue for the fourth quarter of 2015 increased by 7% to $3,084 million. Organic revenue growth was 5%. Net Health Care revenue contributed $2,845 million (+8% on a year on year basis), the product business $239 million (+1% on a year on year basis).  The Care Coordination business recorded revenue of $501 million — corresponding to a significant growth of 27% over the previous years fourth quarter. Organic revenue growth was 23%.

International revenue decreased by 12% to $1,257 million (an increase of 2% on a constant currency basis), clearly negatively impacted by currency translation. Organic revenue growth was 3%. Net Health Care revenue was $617 million (-10%, +5% at constant currency). Dialysis product revenue decreased by 13% to $640 million (-1% at constant currency).

International segments:

Europe, Middle East and Africa (EMEA) revenue decreased by 12% to $673 million. Constant currency and organic revenue growth was 1%. Net Health Care revenue decreased by 11% to $306 million (+4% at constant currency). Dialysis product revenue decreased by 13% to $367 million (-1% at constant currency and stable on an organic perspective).

Asia-Pacific revenue decreased by 6% to $394 million (+1% at constant currency). Net Health Care revenue amounted to $171 million (+3% at constant currency), dialysis product revenue decreased to $223 million (stable level at constant currency rates).

Latin America revenue decreased by 20% to $ 190 million. At constant currency revenue grew by 3%. Organic revenue growth was 15%. Net Health Care revenue decreased by 14% to $140 million (+9% at constant currency). With a plus of 27% organic growth was very strong.

Dialysis product revenue decreased by 33% to $50 million (a decrease of 9% at constant currency).

Earnings

Operating income (EBIT)  was $662 million, stable compared to last year.  The sale of remaining European marketing rights to a Joint Venture was recognized in the fourth quarter resulting in an additional gain of $18 million. The company also reached an agreement in principle to resolve a product liability litigation in the United States involving GranuFlo®/NaturaLyte®. This caused a pre-tax charge of $60 million. Excluding both special items operating income increased 5% from $669 million to $704 million.

Operating income for North America for the fourth quarter of 2015 was $514 million, an increase of 4% as compared to the corresponding quarter in 2014. Excluding the $60 million settlement costs for the GranuFlo®/NaturaLyte® case the operating income was $574 million, a strong increase of 16%.

International segments:

Operating income for EMEA for the fourth quarter of 2015 increased by 20% to $172 million as compared to the same quarter 2014. Operating income, excluding the $18 million gain  resulting from the sale of the European marketing rights, was $154 million, reflecting an increase of 8%. Operating income for Asia-Pacific was $79 million, a sequential improvement of $11 million and a decrease of 21% on a year on year basis. Operating income for Latin America for the fourth quarter of 2015 was $23 million (Q4 2014: $35 million). The corporate costs were up at $ 126 million compared to $108 million in Q4 2014.

Net interest expense for the reported quarter was with $88 million clearly below Q4 of last year (-25%) due to higher interest income resulting from the early repayment of interest-bearing notes receivables and due to a decreased average debt level.

Income tax expense was $180 million for Q4 2015, which translates into an effective tax rate of 31.4%. This compares to income tax expense of $143 million and a tax rate of 26.2%, which was influenced favorably by the resolution of challenged deductions for the civil payments taken in prior years.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the fourth quarter of 2015 was $317 million compared to $335 million in the fourth quarter 2014. Excluding special items  net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA  was $347 million — this means an increase by 2%. Net income attributable to noncontrolling interest increased to $77 million ($68 million in Q4 2014).

Basic earnings per share (EPS) for the fourth quarter of 2015 was $1.04, compared to $1.11 for the corresponding period in 2014. The weighted average number of shares outstanding for Q4 2015 was approximately 305.1 million shares, compared to approximately 303.3 million shares.

Cash flow

In the fourth quarter of 2015, the company generated $548 million, representing approximately 13% of revenue, in net cash provided by operating activities, compared to the corresponding figure of last year of $588 million.

A total of $299 million was spent for capital expenditures, net of disposals. Free cash flow was $249 million compared to $306 million in the comparable quarter of 2014.

A total of $151 million in cash was spent for acquisitions and investments. Divestitures driven by the early repayment of interest bearing notes receivables were  $209 million. Free cash flow after investing activities was $307 million as compared to ($419) million in Q4 2014.

Full year 2015

Revenue and earnings

Net revenue for full year 2015 increased by 6% to $16,738 million (+11% at constant currency) as compared to fiscal 2014. Organic revenue growth worldwide was 6%.

Operating income (EBIT) for the full year 2015 decreased by 2% to $2,327 million. Excluding special items operating income grew by 5% and reached $2,388 million as compared to $2,271 million for fiscal 2014.

Net interest expense for fiscal 2015 was $391 million as compared to $411 million for the corresponding period in 2014.

Income tax expense for full year 2015 was $623 million, which translates into an effective tax rate of 32.1%. This compares to income tax expense of $584 million and a tax rate of 31.7% for 2014.

For full year 2015, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA  was $1,029 million compared to $ 1,045 million in 2014.  Excluding special items  net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased to $1,082 million, plus 2% compared with the comparable number of $1,058 million for fiscal 2014.

For fiscal year 2015, basic earnings per share (EPS) was down at $3.38 as compared to the corresponding number for full year 2014 ($3.46). The weighted average number of shares outstanding for 12 months of 2015 was approximately 304.4 million shares (full year 2014: 302.3 million).

Cash flow

In the reported period 2015, the company generated $1,960 million in net cash provided by operating activities, representing 11.7% of revenue, as compared to $1,861 million for the same period in 2014.

A total of $935 million was spent for capital expenditures, net of disposals. Free cash flow was $1,025 million as compared to $941 million in 2014, a strong increase of roughly 9% on a year on year basis.

A total of $66 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after investing activities was $959 million as compared to ($829) million for the twelve months of 2014.

Employees

As of December 31, 2015, Fresenius Medical Care had 104,033 employees (full-time equivalents) worldwide, compared to 99,895 employees at the end of 2014. This increase of 4% was mainly attributable to our continued organic growth and acquisitions.

Balance sheet structure

The company´s total assets were slightly above last years level and amounted to $25,533 million (Dec. 31, 2014: $25,381 million). Current assets increased by 4% to $6,984 million (Dec. 31, 2014: $6,718 million). Goodwill and intangible assets as well as non-current assets remained stable with $13,863 million (Dec. 31, 2014: 13,951 million) and $4,686 million (Dec. 31, 2014: 4,712 million) respectively. Total equity increased by 5% to $10,496 million (Dec. 31, 2014: $10,028 million). The equity ratio was 41% as compared to 40% at the end of 2014. Total debt was $8,646 million (Dec. 31, 2014: $9,466 million).

Please refer to the attachments for a complete overview of the results for the fourth quarter and full year 2015 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Dividend

At the Annual General Meeting to be held on May 12, 2016, shareholders will be asked to approve a dividend of €0.80 per share, an increase of 3% compared to 2014 (€0.78). This would mean the 19th consecutive dividend increase, shareholders can expect.

Outlook 2016

Based on the projection Fresenius Medical Care provided for 2016, the company is guiding for  revenue to grow 7-10% at constant currency excluding acquisitions in 2015 and 2016. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase by 15-20% in 2016 excluding acquisitions in 2015 and 2016, based on net income for 2015 of $ 1,057 million (net income excluding settlement costs for an agreement in principle for the GranuFlo®/NaturaLyre® case of -$37 million and +$9 million acquisitions).

The company expects to spend capital expenditures of $1.0 - $1.1 billion and around $750 million on acquisitions. The debt/EBITDA ratio is expected to be below 3.0 by the end of 2016.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the fourth quarter and full year 2015 on Wednesday, February 24, 2016 at 9:30 a.m. EST / 3:30 p.m. CET / 10.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investors/Events & Presentations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 2.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,418 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 294,381 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information about Fresenius Medical Care, visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earnings

	Three months ended December 31			Twelve months ended December 31
in US$ million, except share data, audited	2015	2014	Change	2015	2014	Change

Health Care revenue	3,552	3,417	3.9%	13,801	12,553	9.9%
Less: patient service bad debt provision	90	95	-5.5%	409	303	35.3%
Net Health Care revenue	3,462	3,322	4.2%	13,392	12,250	9.3%
Dialysis products revenue	886	998	-11.3%	3,346	3,582	-6.6%
Total net revenue	4,348	4,320	0.6%	16,738	15,832	5.7%

Costs of revenue	2,880	2,906	-0.9%	11,407	10,836	5.3%
Gross profit	1,468	1,414	3.8%	5,331	4,996	6.7%
Selling, general and administrative	775	723	7.4%	2,895	2,644	9.5%
Research and development	40	31	28.2%	140	122	14.9%
Income from equity method investees	(9)	(3)	225.0%	(31)	(25)	26.6%
Operating income (EBIT)	662	663	-0.2%	2,327	2,255	3.2%

Interest income	(37)	(45)	-16.6%	(117)	(84)	38.4%
Interest expense	125	162	-22.7%	508	495	2.6%
Interest expense, net	88	117	-25.1%	391	411	-4.8%
Income before taxes	574	546	5.1%	1,936	1,844	5.0%
Income tax expense	180	143	25.9%	623	584	6.6%
Net income	394	403	-2.0%	1,313	1,260	4.1%
Less: Net income attributable to noncontrolling interests	77	68	13.6%	284	215	32.2%
Net income attributable to shareholders of FMC AG & Co. KGaA	317	335	-5.5%	1,029	1,045	-1.5%

Operating income (EBIT)	662	663	-0.2%	2,327	2,255	3.2%
Depreciation and amortization	181	186	-2.8%	717	699	2.6%
EBITDA	843	849	-0.8%	3,044	2,954	3.1%
EBITDA margin	19.4%	19.7%		18.2%	18.7%

Weighted average number of shares	305,147,599	303,347,550		304,440,184	302,339,124

Basic earnings per share	$1.04	$1.11	-6.1%	$3.38	$3.46	-2.2%
Basic earnings per ADS	$0.52	$0.55	-6.1%	$1.69	$1.73	-2.2%

In percent of revenue
Costs of revenue	66.2%	67.3%		68.1%	68.4%
Gross profit	33.8%	32.7%		31.9%	31.6%
Operating income (EBIT)	15.2%	15.4%		13.9%	14.2%
Net income attributable to shareholders of FMC AG & Co. KGaA	7.3%	7.8%		6.1%	6.6%

Segment and other information

	Three months ended December 31			Twelve months ended December 31
audited	2015	2014	Change	2015	2014	Change

Total
Revenue in US$ million	4,348	4,320	0.6%	16,738	15,832	5.7%
Operating income (EBIT) in US$ million	662	663	-0.2%	2,327	2,255	3.2%
Operating income margin in %	15.2%	15.4%		13.9%	14.2%
Delivered EBIT in US$ million	585	595	-1.8%	2,043	2,040	0.1%
Days sales outstanding (DSO)				71	72
Employees (full-time equivalents)				104,033	99,895

North America
Revenue in US$ million	3,084	2,876	7.2%	11,813	10,500	12.5%
Operating income (EBIT) in US$ million	514	493	4.2%	1,798	1,643	9.4%
Operating income margin in %	16.7%	17.2%		15.2%	15.6%
Delivered EBIT in US$ million	440	428	2.8%	1,524	1,436	6.1%
Days sales outstanding (DSO)				53	50

U.S.
Revenue per dialysis treatment in US$	348	346	0.5%	346	342	1.2%
Cost per dialysis treatment in US$	268	277	-3.0%	279	280	-0.3%

International
Revenue in US$ million	1,257	1,422	-11.5%	4,897	5,265	-7.0%
Operating income (EBIT) in US$ million	274	278	-1.9%	923	970	-4.9%
Operating income margin in %	21.7%	19.6%		18.8%	18.4%
Delivered EBIT in US$ million	271	275	-2.1%	913	962	-5.1%
Days sales outstanding (DSO)				112	114

EMEA
Revenue in US$ million	673	766	-12.1%	2,629	3,072	-14.4%
Operating income (EBIT) in US$ million	172	143	20.0%	577	590	-2.2%
Operating income margin in %	25.5%	18.7%		21.9%	19.2%
Delivered EBIT in US$ million	171	142	19.7%	574	587	-2.3%
Days sales outstanding (DSO)				104	104

Asia-Pacific
Revenue in US$ million	394	419	-5.8%	1,502	1,357	10.7%
Operating income (EBIT) in US$ million	79	100	-21.3%	298	279	6.7%
Operating income margin in %	20.0%	23.9%		19.8%	20.6%
Delivered EBIT in US$ million	77	98	-21.8%	291	274	6.3%
Days sales outstanding (DSO)				113	124

Latin America
Revenue in US$ million	190	237	-19.7%	766	836	-8.3%
Operating income (EBIT) in US$ million	23	35	-35.5%	48	101	-52.5%
Operating income margin in %	12.0%	14.9%		6.3%	12.1%
Delivered EBIT in US$ million	23	35	-35.2%	48	101	-52.5%
Days sales outstanding (DSO)				141	128

Corporate
Revenue in US$ million	7	22	-72.5%	28	67	-58.4%
Operating income (EBIT) in US$ million	(126)	(108)	15.6%	(394)	(358)	9.8%
Delivered EBIT in US$ million	(126)	(108)	15.6%	(394)	(358)	9.9%

Balance sheet

	December 31	December 31
in US$ million, except debt/EBITDA ratio	2015	2014
	(audited)	(audited)
Assets
Current assets	6,984	6,718
Goodwill and Intangible assets	13,863	13,951
Other non-current assets	4,686	4,712
Total assets	25,533	25,381

Liabilities and equity
Current liabilities	4,185	3,477
Long-term liabilities	9,824	11,051
Noncontrolling interests subject to put provisions and other temporary equity	1,028	825
Total equity	10,496	10,028
Total liabilities and equity	25,533	25,381

Equity/assets ratio	41%	40%

Debt
Short-term debt	109	133
Short-term debt from related parties	19	5
Current portion of long-term debt and capital lease obligations	664	314
Long-term debt and capital lease obligations, less current portion	7,854	9,014
Total debt	8,646	9,466

Debt/EBITDA ratio	2.8	3.0

At December 31, 2014 debt issuance costs in the amount of $66 M have been reclassified from current assets and other non-current assets to long-term liabilities to conform to the current year´s presentation.

Cash flow statement

	Three months ended December 31		Twelve months ended December 31
in US$ million, audited	2015	2014	2015	2014
Operating activities
Net income	394	403	1,313	1,260
Depreciation / amortization	181	186	717	699
Change in working capital and other non-cash items	(27)	(1)	(70)	(98)
Net cash provided by operating activities	548	588	1,960	1,861
In percent of revenue	12.6%	13.6%	11.7%	11.8%

Investing activities
Purchases of property, plant and equipment	(306)	(285)	(953)	(932)
Proceeds from sale of property, plant and equipment	7	3	18	12
Capital expenditures, net	(299)	(282)	(935)	(920)

Free cash flow	249	306	1,025	941
In percent of revenue	5.7%	7.1%	6.1%	5.9%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(151)	(730)	(317)	(1,779)
Proceeds from divestitures	209	5	251	9
Acquisitions and investments, net of divestitures	58	(725)	(66)	(1,770)
Free cash flow after investing activities	307	(419)	959	(829)

Revenue development for fourth quarter

in US$ million, audited	2015	2014	Change	Change at cc	Organic growth	Same market treatment growth[1]

Three months ended December 31
Total revenue	4,348	4,320	0.6%	5.0%	4.7%
Net Health Care	3,462	3,322	4.2%	7.2%	6.4%	4.2%
Dialysis products	886	998	-11.3%	-2.4%	-0.8%

North America	3,084	2,876	7.2%	7.2%	5.5%
Net Health Care	2,845	2,640	7.8%	7.8%	5.9%	4.2%
Thereof Net Care Coordination revenue	501	395	26.8%	26.8%	22.8%
Thereof Net Dialysis Care revenue	2,344	2,245	4.4%	4.4%	4.3%	4.2%
Dialysis products	239	236	0.9%	0.9%	1.0%

International	1,257	1,422	-11.5%	1.6%	3.1%
Net Health Care	617	682	-9.5%	4.9%	8.8%	4.0%
Dialysis products	640	740	-13.4%	-1.4%	-1.1%

EMEA	673	766	-12.1%	1.3%	1.2%
Net Health Care	306	342	-10.6%	3.7%	2.6%	2.9%
Dialysis products	367	424	-13.4%	-0.6%	0.1%

Asia-Pacific	394	419	-5.8%	1.0%	0.0%
Net Health Care	171	178	-3.7%	3.0%	4.2%	4.7%
Dialysis products	223	241	-7.4%	-0.4%	-1.5%

Latin America	190	237	-19.7%	3.4%	15.2%
Net Health Care	140	162	-13.7%	9.3%	27.3%	5.7%
Dialysis products	50	75	-32.8%	-9.4%	-6.8%

Corporate	7	22	-72.5%	-69.0%

1 same market treatment growth = organic growth less price effects cc = constant currency. Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Revenue development for full year

in US$ million, audited	2015	2014	Change	Change at cc	Organic growth	Same market treatment growth[1]
Twelve months ended December 31
Total revenue	16,738	15,832	5.7%	11.1%	6.5%
Net Health Care	13,392	12,250	9.3%	13.1%	6.9%	4.3%
Dialysis products	3,346	3,582	-6.6%	4.3%	5.2%

North America	11,813	10,500	12.5%	12.5%	6.4%
Net Health Care	10,932	9,655	13.2%	13.2%	6.6%	4.1%
Thereof Net Care Coordination revenue	1,882	1,039	81.1%	81.1%	24.7%
Thereof Net Dialysis Care revenue	9,050	8,616	5.0%	5.0%	5.0%	4.1%
Dialysis products	881	845	4.3%	4.3%	4.3%

International	4,897	5,265	-7.0%	9.0%	6.7%
Net Health Care	2,460	2,595	-5.2%	12.4%	7.9%	4.6%
Dialysis products	2,437	2,670	-8.7%	5.7%	5.6%

EMEA	2,629	3,072	-14.4%	3.0%	3.4%
Net Health Care	1,226	1,438	-14.8%	3.5%	4.0%	3.8%
Dialysis products	1,403	1,634	-14.1%	2.6%	2.9%

Asia-Pacific	1,502	1,357	10.7%	20.1%	9.3%
Net Health Care	667	569	17.3%	30.3%	5.3%	3.8%
Dialysis products	835	788	5.8%	12.7%	11.1%

Latin America	766	836	-8.3%	13.1%	15.8%
Net Health Care	567	588	-3.6%	17.0%	20.1%	6.5%
Dialysis products	199	248	-19.4%	3.6%	6.3%

Corporate	28	67	-58.4%	-50.3%

1 same market treatment  growth = organic growth less price effects cc = constant currency. Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Additional information segment North America

	Three months ended December 31			Twelve months ended December 31
audited	2015	2014	Change	2015	2014	Change

Care Coordination
Net revenue in US$ million	501	395	26.8%	1,882	1,039	81.1%
Operating income (EBIT) in US$ million	13	30	-58.5%	97	77	25.9%
Operating income margin in %	2.5%	7.6%		5.2%	7.4%
Delivered EBIT in US$ million	5	19	-71.5%	57	57	1.1%

Dialysis
Net revenue in US$ million	2,583	2,481	4.1%	9,931	9,461	5.0%
Operating income (EBIT) in US$ million	501	463	8.3%	1,701	1,566	8.6%
Operating income margin in %	19.4%	18.7%		17.1%	16.5%
Delivered EBIT in US$ million	435	409	6.2%	1,467	1,379	6.3%

Key metrics Dialysis Care Services

	Twelve months ended December 31, 2015
audited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,418	2%	83	294,381	3%	44,596,446	4%

North America	2,210	2%	51	182,852	4%	27,686,877	4%

EMEA	659	4%	20	54,857	4%	8,211,464	2%
Asia-Pacific	320	1%	9	26,472	5%	3,790,924	16%
Latin America	229	-7%	3	30,200	-6%	4,907,181	2%

Key metrics Care Coordination

	Twelve months ended December 31, 2015
audited	2015	2014	Growth in %
North America
Member months under medical cost management1)	208,933	15,853	1218%
Medical cost under management (in US$ million)1)	1,660	122	1255%
Care Coordination patient encounters	5,005,695	1,818,170	175%

1) The 2015 metrics may be understated as there was a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved.

Member months under medical cost management

Member months under medical cost management is calculated by multiplying the number of members who are included in value-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs (“Member Months”). An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical cost under management

Medical cost under management represents the management of medical costs associated with our patient membership in value-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination patient encounters

Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination patient encounters is the sum of all encounters and procedures completed during the period by Sound Inpatient Physicians, Inc (“Sound”), MedSpring Urgent Care (“MedSpring”), Fresenius Vascular Care, and National Cardiovascular Partners (“NCP”) as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism program.

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q4 2015	Q3 2015	Q4 2015	Q3 2015	Q4 2015	Q3 2015	Q4 2015	Q3 2015

Clinical Performance
Single Pool Kt/v > 1.21)	98	98	96	96	92	96	97	97
No catheter (> 90 days)	84	83	82	82	82	83	91	91
Hemoglobin = 10-12 g/dl	72	72	77	77	52	51	60	60
Hemoglobin = 10-13 g/dl	78	78	77	77	69	69	68	68
Albumin > 3.5 g/dl2)	81	81	92	92	90	90	89	88
Phosphate < 5.5 mg/dl	64	65	79	77	75	76	72	71
Calcium = 8.4-10.2 mg/dl	84	84	77	77	75	76	75	75
Hospitalization days3)	10.0	10.1	9.5	9.6	3.5	3.5	4.2	4.1

Demographics
Average age (in years)	62	62	64	64	58	58	64	64
Average time on dialysis (in years)	4.0	4.0	5.6	5.5	5.0	5.0	5.0	4.9
Average body weight (in kg)	82	82	72	72	68	68	60	60
Prevalence of diabetes (in%)	61	61	31	31	25	25	41	40

1)Restated number for Latin America: in the previous quarter (3rd quarter 2015) it was calculated eKt/V. For single pool it was 96%.

2) International standard BCR CRM470

3) Revised U.S. hospitalization data source in Q4 2015 includes open hospitalization records, therefore restated numbers for Q3 2015.

Reconciliation of non U.S. GAAP financial measures

to the most directly comparable U.S. GAAP financial measures

	Three months ended December 31		Twelve months ended December 31
in US$ million, audited	2015	2014	2015	2014
Delivered EBIT reconciliation
Total
Operating income (EBIT)	662	663	2,327	2,255
less noncontrolling interests	(77)	(68)	(284)	(215)
Delivered EBIT	585	595	2,043	2,040

North America
Operating income (EBIT)	514	493	1,798	1,643
less noncontrolling interests	(74)	(65)	(274)	(207)
Delivered EBIT	440	428	1,524	1,436

Care Coordination
Operating income (EBIT)	13	30	97	77
less noncontrolling interests	(8)	(11)	(40)	(20)
Delivered EBIT	5	19	57	57

Dialysis
Operating income (EBIT)	501	463	1,701	1,566
less noncontrolling interests	(66)	(54)	(234)	(187)
Delivered EBIT	435	409	1,467	1,379

International
Operating income (EBIT)	274	278	923	970
less noncontrolling interests	(3)	(3)	(10)	(8)
Delivered EBIT	271	275	913	962

EMEA
Operating income (EBIT)	172	143	577	590
less noncontrolling interests	(1)	(1)	(3)	(3)
Delivered EBIT	171	142	574	587

Asia-Pacific
Operating income (EBIT)	79	100	298	279
less noncontrolling interests	(2)	(2)	(7)	(5)
Delivered EBIT	77	98	291	274

Latin America
Operating income (EBIT)	23	35	48	101
less noncontrolling interests	—	—	—	—
Delivered EBIT	23	35	48	101

Corporate
Operating income (EBIT)	(126)	(108)	(394)	(358)
less noncontrolling interests	—	—	—	—
Delivered EBIT	(126)	(108)	(394)	(358)

Reconciliation of net cash provided by operating activities to EBITDA1)
Total EBITDA			3,044	2,954
Interest expense, net			(391)	(411)
Income tax expense			(623)	(584)
Change in working capital and other non-cash items			(70)	(98)
Net cash provided by operating activities			1,960	1,861

Annualized EBITDA2)
Operating income (EBIT)			2,327	2,347
Depreciation and amortization			717	716
Non-cash charges			83	57
Annualized EBITDA			3,127	3,120

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2) EBITDA 2014: including largest acquisitions.

Reconciliation of non U.S. GAAP financial measures

to the most directly comparable U.S. GAAP financial measures:

	Three months ended December 31		Twelve months ended December 31
in US$ million, audited	2015	2014	2015	2014
Operating performance excluding one-time items
Total
Operating income (EBIT)	662	663	2,327	2,255
One-time items	42	6	61	16
Net settlement expense	60	—	60	—
Divestiture of dialysis service business in Venezuela	—		26
Sale of European marketing rights for certain renalpharmaceuticals[1]	(18)		(25)
Closing of manufacturing plants		6		16
Operating income (EBIT) excluding one-time items	704	669	2,388	2,271

North America
Operating income (EBIT)	514	493	1,798	1,643
One-time items	60	—	60	—
Operating income (EBIT) excluding one-time items	574	493	1,858	1,643

International
Operating income (EBIT)	274	278	923	970
One-time items	(18)		1
Operating income (EBIT) excluding one-time items	256	278	924	970

EMEA
Operating income (EBIT)	172	143	577	590
One-time items	(18)	0	(25)	0
Operating income (EBIT) excluding one-time items	154	143	552	590

Asia-Pacific
Operating income (EBIT)	79	100	298	279
One-time items	—	—	—	—
Operating income (EBIT) excluding one-time items	79	100	298	279

Latin America
Operating income (EBIT)	23	35	48	101
One-time items	—	—	26	—
Operating income (EBIT) excluding one-time items	23	35	74	101

Corporate
Operating income (EBIT)	(126)	(108)	(394)	(358)
One-time items	—	6	—	16
Operating income (EBIT) excluding one-time items	(126)	(102)	(394)	(342)

Net income[2]	317	335	1,029	1,045
One-time items	30	6	53	13
Net settlement expense	37		37
Divestiture of dialysis service business in Venezuela	—		27
Sale of European marketing rights for certain renal pharmaceuticals[1]	(7)		(11)
Closing of manufacturing plants		6		13
Net income excluding one-time items[2]	347	341	1,082	1,058

1 to our Joint Venture Vifor Fresenius Medical Care Renal Pharma

2 attributable to shareholders of FMC AG & Co. KGaA

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.freseniusmedicalcare.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

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Fresenius Medical Care AG & Co. KGaA

Investor Relations

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